Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Fortuna Silver Mines Inc. (“Fortuna” or the “Company”) 200 Burrard Street, Suite 650 Vancouver, BC V6C 3L6

Item 2:	Date of Material Change

May 20, 2020

Item 3:	News Release

A news release announcing the material change referred to in this report was disseminated on May 20, 2020 through Globe Newswire and a copy has been filed under Fortuna’s profile on SEDAR.

Item 4:	Summary of Material Change

On May 20, 2020, Fortuna completed its previously announced bought deal equity offering (the “Offering”). The Company issued a total of 23,000,000 common shares of the Company (the “Shares”) at a price of US$3.00 per Share for gross proceeds to Fortuna of US$69,000,000, which includes the exercise, in full, of an over-allotment option of 3,000,000 Shares (the “Over-Allotment Option”) granted to the Underwriters (as defined below).

Item 5:	Full Description of Material Change

On May 20, 2020, Fortuna completed its previously announced Offering of Shares. The Company issued a total of 23,000,000 Shares at a price of US$3.00 per Share for gross proceeds of US$69,000,000, which includes the exercise, in full, of the Over-Allotment Option.

The Offering was conducted through a syndicate of underwriters led by Scotiabank and BMO Capital Markets, including PI Financial, CIBC Capital Markets and National Bank Financial (collectively, the “Underwriters”).

The Offering, including the qualification of the Over-Allotment Option, was made pursuant to a prospectus supplement to the Company’s final base shelf prospectus dated April 29, 2020 filed in each of the provinces of Canada, except Québec, and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended.

The Company intends to use the net proceeds from the Offering to fund remaining construction and preproduction related expenditures at its Lindero gold project in Argentina and for general working capital purposes.

Item 6:	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Jorge Ganoza Durant, President and Chief Executive Officer of Fortuna, at (604) 484-4085.

Item 9:	Date of Report

May 29, 2020